FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

41-41-785-8888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 4.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(in millions, except share data)

	March 31,	December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$1,312.0	$1,093.4
Investments	162.0	138.2
Trade receivables, net	754.2	696.8
Inventories	430.5	455.2
Deferred income tax assets	176.2	176.1
Other current assets	82.3	84.4

Total current assets	2,917.2	2,644.1

Property, plant and equipment, net	819.5	830.2
Intangible assets, net	319.2	329.3
Goodwill	552.8	549.2
Long term deferred income tax assets	58.3	66.4
Other assets	48.3	48.9

Total assets	$4,715.3	$4,468.1

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$146.6	$126.2
Short term borrowings	989.3	911.6
Current maturities of long term debt	5.6	4.5
Other current liabilities	792.9	835.1

Total current liabilities	1,934.4	1,877.4

Long term debt, net of current maturities	72.5	71.9
Long term deferred income tax liabilities	22.0	23.3
Other long term liabilities	311.9	307.6
Contingencies

Shareholders' equity:
Common shares, par value CHF 0.20 per share;
336,975,000 shares authorized; 311,523,829 shares
issued and 306,071,239 shares outstanding at
March 31, 2005; 310,062,322 shares issued and
305,654,454 shares outstanding at December 31, 2004	42.9	42.7
Additional paid-in capital	627.5	547.3
Accumulated other comprehensive income	168.3	225.4
Deferred compensation	(1.9)	(2.6)
Retained earnings	1,903.1	1,653.6
Treasury shares, at cost; 5,452,590 shares at
March 31, 2005; and 4,407,868 shares at
at December 31, 2004	(365.4)	(278.5)
Total shareholders' equity	2,374.5	2,187.9

Total liabilities and shareholders' equity	$4,715.3	$4,468.1
See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(in millions, except share and per share data)

	Three months ended March 31,
	2005	2004

Sales	$1,070.5	$963.6
Cost of goods sold	288.6	289.8

Gross profit	781.9	673.8

Selling, general and administrative	336.5	290.8
Research and development	98.5	90.9
Amortization of intangibles	20.1	15.5

Operating income	326.8	276.6

Other income (expense):
Gain (loss) from foreign currency, net	2.4	1.6
Interest income	8.1	5.7
Interest expense	(8.7)	(7.0)
Other	(0.3)	-

Earnings before income taxes	328.3	276.9

Income taxes	78.8	85.9

Net earnings	$249.5	$191.0

Basic earnings per common share	$0.82	$0.62

Diluted earnings per common share	$0.80	$0.61

Basic weighted average common shares	304,929,915	306,856,466

Diluted weighted average common shares	310,505,089	311,125,736

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in millions)

	Three months ended March 31,
	2005	2004

Cash provided by operating activities:
Net cash from operating activities	$266.4	$190.6

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(32.7)	(34.8)
Purchases of intangible assets	(2.8)	-
Net purchases of investments	(24.4)	(28.3)
Other	0.8	0.4
Net cash from investing activities	(59.1)	(62.7)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	84.4	(111.0)
Repayment of long term debt	(4.4)	(8.4)
Proceeds from exercise of stock options	48.5	6.4
Acquisition of treasury shares	(87.6)	(162.0)
Other	0.8	-

Net cash from financing activities	41.7	(275.0)

Effect of exchange rates on cash and cash equivalents	(30.4)	(15.7)

Net increase (decrease) in cash and cash equivalents	218.6	(162.8)

Cash and cash equivalents, beginning of period	1,093.4	1,086.0

Cash and cash equivalents, end of period	$1,312.0	$923.2

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$9.3	$8.6

Income taxes	$51.9	$52.9

See accompanying notes to condensed consolidated financial statements

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(1)	Condensed Consolidated Financial Statements

Alcon Inc. (“Alcon”), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. (“Nestlé”), which owns 230,250,000 common shares of Alcon.

The interim condensed consolidated financial statements of Alcon and its subsidiaries (collectively, the “Company”) are unaudited. Amounts presented at December 31, 2004 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2)	Cash Flows - Supplemental Disclosure of Non-cash Financing Activities

(a)

In connection with the initial public offering (“IPO”) in 2002, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares.

Deferred compensation (included in shareholders’ equity) related to the restricted common shares was reduced by $0.7 and $1.3, which amounts were charged against earnings in the three-month periods ended March 31, 2005 and 2004, respectively, and were reflected as adjustments in net cash from operating activities.

(b)

During the three-month periods ended March 31, 2005 and 2004, certain individuals terminated employment before vesting in their restricted Alcon common shares and forfeited 1,168 and 4,660 restricted common shares, respectively. The forfeited shares were recorded as treasury shares.

(c)

In 2005, the Company acquired the patent rights of certain products in return for certain fixed payments. The present value of the noninterest bearing payments ($7.3) was recorded in intangible assets and in license obligations included in long term debt and was not reflected in the statements of cash flows.

(3)	Earnings Per Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

The following table reconciles the weighted average shares of the basic and diluted earnings per share computations:

	Three months ended March 31,
	2005	2004

Basic weighted average common shares outstanding	304,929,915	306,856,466
Effect of dilutive securities:
Employee stock options	5,285,110	3,748,575
Contingent restricted common shares	290,064	520,695

Diluted weighted average common shares outstanding	310,505,089	311,125,736

(4)	Supplemental Balance Sheet Information

	March 31,	December 31,
	2005	2004
Inventories, at Lower of Cost or Market
Finished products	$264.0	$281.7
Work in process	45.5	43.1
Raw materials	121.0	130.4

Total	$430.5	$455.2

	March 31,	December 31,
	2005	2004
Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$175.0	$232.0
Unrealized losses on investments	(2.7)	(2.6)
Minimum pension liability adjustment, net of tax benefit	(4.0)	(4.0)

Total	$168.3	$225.4

(5)	Goodwill and Other Intangible Assets

Intangible assets subject to amortization:

	March 31, 2005		December 31, 2004
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets:

Licensed technology	$582.1	$(338.2)	$583.2	$(321.9)
Other	196.4	(121.1)	186.5	(118.5)

Total	$778.5	$(459.3)	$769.7	$(440.4)

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

The changes in the carrying amount of goodwill for the three months ended March 31, 2005 were as follows:

	United States	International
	Segment	Segment	Total

Balance, December 31, 2004	$339.3	$209.9	$549.2

Impact of changes in foreign exchange rates
and other	-	3.6	3.6

Balance, March 31, 2005	$339.3	$213.5	$552.8

(6)	Short Term Borrowings and Long Term Debt

	March 31,	December 31,
	2005	2004
Short term borrowings:
Lines of credit	$147.4	$141.0
Commercial paper	713.6	651.7
From affiliates	97.1	90.6
Bank overdrafts	31.2	28.3

Total short term borrowings	$989.3	$911.6

At March 31, 2005, the Company had several unsecured line of credit agreements totaling $640.9, including bank overdraft agreements, with third parties that were denominated in various currencies.

	March 31,	December 31,
	2005	2004

Long term debt:
License obligations	$16.2	$13.4
Bank loan	49.1	50.5
Other	12.8	12.5

Total long term debt	78.1	76.4
Less current maturities of long term debt	5.6	4.5

Long term debt, net of current maturities	$72.5	$71.9

As of March 31, 2005, total borrowings from Nestlé and its subsidiaries were $97.1.

(7)	Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Three Months Ended March 31,
					Depreciation and
	Sales		Operating Income		Amortization
	2005	2004	2005	2004	2005	2004

United States	$521.2	$484.7	$246.6	$230.3	$24.3	$20.7
International	549.3	478.9	211.7	167.4	14.3	12.7
Segments total	1,070.5	963.6	458.3	397.7	38.6	33.4
Manufacturing operations			(9.9)	(11.1)	8.8	7.4
Research and development			(86.8)	(81.6)	3.0	2.2
General corporate			(34.8)	(28.4)	0.9	1.5

Total	$1,070.5	$963.6	$326.8	$276.6	$51.3	$44.5

(8)	Share-Based Compensation Plans

Under the 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees options to purchase up to 30 million Alcon common shares at a price set by the board, which may not be lower than the prevailing stock exchange price upon the grant of the option. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.

From time to time, the Company’s board of directors has authorized the acquisition on the open market of Alcon common shares to satisfy the exercise of stock options granted to employees under the 2002 Alcon Incentive Plan. At March 31, 2005, outstanding authorizations by the Company’s board of directors would permit the additional purchase of approximately 4.7 million Alcon common shares for this purpose.

On February 9, 2005, the Company’s board of directors approved the grant to certain employees of incentive options to purchase approximately 3.4 million Alcon common shares at $79.00 per share (the closing market price on that date) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to become exercisable in February 2008 and expire in February 2015.

The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No share-based employee compensation cost was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common share on the date of grant.

The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the “fair value” recognition provisions of Statement of Financial Accounting Standard No. 123 (revised 2004), "Share-Based Payment" in accounting for the plan.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

	Three months ended March 31,
	2005	2004

Net earnings, as reported	$249.5	$191.0
Deduct: Total share-based employee compensation expense
determined under the “fair value” method for all
awards, net of related tax benefits	(28.6)	(24.8)

Proforma net earnings	$220.9	$166.2

Earnings per common share:
Basic – as reported	$0.82	$0.62
Basic - proforma	$0.72	$0.54

Diluted - as reported	$0.80	$0.61
Diluted - proforma	$0.72	$0.54

The 2002 Alcon Incentive Plan also provides that the board may grant Stock Appreciation Rights (“SARs”) whereby the grantee may receive the appreciation in stock value over the grant price. The Company's operating results included expenses related to these SARs of $4.2 and $1.3 in the three-month periods ended March 31, 2005 and 2004, respectively.

(9)	Deferred Compensation

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by Alcon’s board of directors administers the plan. Plan payments were $9.2 for 2004. The plan's liability was $8.8 and $18.3 at March 31, 2005 and December 31, 2004, respectively, which was included in other current liabilities and other long term liabilities in the accompanying condensed consolidated balance sheets.

The Alcon Executive Deferred Compensation Plan ("DCP") permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The DCP is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. During the three-month periods ended March 31, 2005 and 2004, certain executives elected to defer $6.2 and $4.5 of compensation, respectively, which was included in other long term liabilities in the accompanying condensed consolidated balance sheets.

Additionally, as of March 31, 2005 and December 31, 2004, 231,644 and 158,306 Alcon common shares, respectively, had been deferred into the DCP. These shares were reflected as outstanding and were included in the applicable basic and diluted earnings per share calculations.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(10)	Pension and Postretirement Benefits

Components of net periodic benefit costs:

	Pension benefits		Postretirement benefits
Three months ended March 31,	2005	2004	2005	2004

Service cost	$3.8	$3.7	$2.3	$2.2
Interest cost	3.7	3.6	2.6	2.7
Expected return on plan assets	(0.1)	(0.1)	(1.6)	(1.7)
Prior service cost amortization	(0.2)	(0.2)	0.1	0.1
Recognized actuarial loss	0.6	0.8	0.1	0.5

Total	$7.8	$7.8	$3.5	$3.8

In February 2005, the Company transferred $200 to an irrevocable rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At March 31, 2005, assets of the trust (cash and cash equivalents of $200.2 and investments of $0.4) were included in the accompanying balance sheet but were restricted to the payment of pension benefits except under certain conditions, such as termination of the trust.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended March 31, 2005 compared to three months ended March 31, 2004

The following discussion compares operations for the three months ended March 31, 2005 to operations for the three months ended March 31, 2004.

Sales

Global sales increased 11.1% to $1,070.5 million in the three months ended March 31, 2005 from the same period in 2004. Of this increase, 2.6% was attributable to favorable exchange rates. Excluding the effect of foreign exchange fluctuations, sales growth would have been 8.5%, reflecting strong volume growth during the three months ended March 31, 2005.

				Foreign	Change in
	Three Months Ended			Currency	Constant
	2005	2004	Change	Change	Currency	(a)
	(in millions)
Geographic Sales

United States:
Pharmaceutical	$252.6	$235.6	7.2%	-%	7.2%
Surgical	197.4	180.6	9.3	-	9.3
Consumer Eye Care	71.2	68.5	3.9	-	3.9

Total United States Sales	521.2	484.7	7.5	-	7.5

International:
Pharmaceutical	179.4	143.5	25.0	5.7	19.3
Surgical	290.9	263.3	10.5	5.0	5.5
Consumer Eye Care	79.0	72.1	9.6	4.7	4.9

Total International Sales	549.3	478.9	14.7	5.1	9.6

Total Global Sales	$1,070.5	$963.6	11.1	2.6	8.5

(a)

Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2005 reported amounts, calculated using 2004 monthly average exchange rates, to the actual 2004 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 7.5% to $521.2 million in the first quarter of 2005 compared to $484.7 million in the comparable period in 2004. Pharmaceutical sales reflected gains in glaucoma, allergy and otic products. In the United States, a small reduction in infection/inflammation products reflected the decline in sales of fluoroquinolone anti-infectives, resulting from price competition after the patent expiration in June 2004 for Ciloxan® ophthalmic solution and ointment. Surgical sales benefited from increased sales of AcrySof® Natural intraocular lenses and vitreous disposables. The increase in United States Consumer Eye Care sales primarily resulted from sales growth of Systane® lubricant eye drops.

12

Alcon International sales increased 14.7% (9.6% in constant currency) to $549.3 million in the first quarter of 2005 from $478.9 million in the same period of 2004. Pharmaceutical sales outside of the United States grew from strong performance in all therapeutic areas. AcrySof® intraocular lenses including AcrySof® Natural intraocular lenses and AcrySof® ReSTOR® intraocular lenses contributed to the growth in Surgical sales, along with increased sales of Custom Pak® surgical procedure packs and the Infiniti® vision system. Higher sales of Systane® lubricant eye drops and Tears Naturale® lubricant eye drops drove the increase in International sales of Consumer Eye Care Products. Sales in Brazil, Germany and Canada led the sales growth in constant currency.

	Three Months Ended			Foreign	Change in
	March 31,			Currency	Constant
	2005	2004	Change	Change	Currency	(a)
	(in millions)
Product Sales

Infection/Inflammation	$161.6	$149.5	8.1%
Glaucoma	154.3	127.8	20.7
Allergy	86.7	78.3	10.7
Otic	43.0	34.4	25.0
Other pharmaceuticals/rebates	(13.6)	(10.9)	N/M

Total Pharmaceutical	432.0	379.1	14.0	2.2%	11.8%

Intraocular lenses	156.3	142.0	10.1
Cataract/vitreoretinal	314.9	286.1	10.1
Refractive	17.1	15.8	8.2

Total Surgical	488.3	443.9	10.0	2.9	7.1

Contact lens disinfectants	76.9	75.3	2.1
Artificial tears	43.7	34.5	26.7
Other	29.6	30.8	(3.9)

Total Consumer Eye Care	150.2	140.6	6.8	2.4	4.4

Total Global Sales	$1,070.5	$963.6	11.1	2.6	8.5

N/M - Not Meaningful

(a)	See (a) above.

Pharmaceutical

Global sales growth was led by our pharmaceutical products, which increased 14.0% (11.8% in constant currency) in the three months ended March 31, 2005. Sales of key products reflected volume gains in most major therapeutic categories.

Vigamox® ophthalmic solution, our newest anti-infective drug, increased 51.9% primarily due to increased sales in the United States as physicians converted from older fluoroquinolones, including Ciloxan® ophthalmic solution, to the newer drug. Global sales of branded fluoroquinolone anti-infectives (Vigamox® and Ciloxan®) declined 9.1% in the three months ended March 31, 2005 compared to the same period in 2004. Ciloxan® sales were lower since the U. S. patent for this product expired in June 2004. Falcon, Alcon’s generic subsidiary, introduced its own version of Ciloxan® in May of 2004 to capture a share of these conversions to the generic form of the product. However, these sales of the generic product were at a much lower price. With the addition of Falcon’s generic units, U.S.

fluoroquinolone unit sales (Vigamox®, Ciloxan® and Falcon’s generic sales) remained relatively flat. We expect this trend in fluoroquinolone sales to continue in the second quarter of 2005.

Travatan® ophthalmic solution continued its expansion in the global glaucoma market with a 43.2% increase in sales for the three months ended March 31, 2005 with solid growth in both the United States and International markets. Another glaucoma product, Azopt® ophthalmic suspension, posted a 22.2% sales increase during the same period, primarily due to gains in International markets.

Within the allergy products, Patanol® ophthalmic solution sales grew 11.9% in the three months ended March 31, 2005, with growth in both the United States and International markets.

United States sales of Ciprodex® otic suspension were responsible for a 25.0% increase in total sales of otic products during the most recent quarter. (Ciprodex® is a registered trademark of Bayer AG, licensed to us by Bayer AG.)

Surgical

Global sales of our surgical products grew 10.0% (7.1% in constant currency) to $488.3 million in the three months ended March 31, 2004. Intraocular lenses and cataract and vitreoretinal products, which include surgical equipment, devices and disposable products, accounted for the bulk of the growth.

Sales of AcrySof® intraocular lenses increased 10.7% in the three months ended March 31, 2005. This increase was driven by sales of Acrysof® Natural intraocular lenses in the global markets and AcrySof® ReSTOR® intraocular lenses in the International markets. The AcrySof ® ReSTOR® was approved by the United States Food and Drug Administration in late March 2005. The AcrySof ® ReSTOR® uses a revolutionary apodized diffractive technology to give patients a full range of quality vision (near, intermediate and distance) that greatly increases their independence from glasses after surgery. The Company will begin training surgeons on this innovative lens in April and expects United States commercial shipments to begin in May.

The Infiniti® vision system, our current generation lens removal system, continued to grow sales in the first quarter of 2005 with sales up 62.5% over the first quarter of 2004. Total sales of cataract equipment increased 33.7% as the increased sales of the Infiniti® offset lower sales of the older generation LEGACY ® surgical system in the United States. Sales of the LEGACY® continued to increase in International markets. Sales of vitreous disposables increased 18.5%, leading the 14.8% increase in vitreoretinal products.

Refractive sales increased 8.2% for the three months ended March 31, 2005. Technology fees related to the use of Alcon's CustomCornea® wavefront system increased total refractive technology fees in 2005 over 2004. However, sales of refractive equipment declined in 2005 compared to 2004 as sales of the LADARWave® wavefront system declined.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 6.8% (4.4% in constant currency) to $150.2 million in the three months ended March 31, 2005.

Sales of our contact lens disinfectants increased 2.1% in the three months ended March 31, 2005 compared to 2004, due to sales growth of OPTI-FREE® EXPRESS® multipurpose disinfecting solution, primarily in International markets. Lower sales of older generation contact lens care products and decreased private label sales offset much of this increase.

Our line of artificial tears products grew 26.7% over the same period. Higher sales of Systane® lubricant eye drops accounted for approximately 75% of the growth. More than half of the growth in Systane® sales came from International markets reflecting the introduction of the product in additional markets over the last twelve months as well as growth in current markets. Strong performance by Tears Naturale® lubricant eye drops in International markets provided the remaining growth.

Other Consumer Eye Care Products sales included sales of ocular multi-vitamins, over the counter allergy products, older consumer eye care products and sales provisions. The decline for the three months ended March 31, 2005 reflected a decline in sales of older consumer eye care products and an increase in sales provisions.

Gross Profit

Gross profit increased 16.0% to $781.9 million in the three months ended March 31, 2005 from $673.8 million in 2004. Gross profit increased as a percent of sales to 73.0% in the three months ended March 31, 2005 from 69.9% in 2004, mainly due to variations in product sales mix, lower manufacturing costs and the impact of currency fluctuations on sales and cost of goods sold. In addition, royalty expense decreased due to the June 2004 buyout of remaining payment obligations under a license agreement as discussed below.

Operating Expenses

Selling, general and administrative expenses increased 15.7% to $336.5 million in the three months ended March 31, 2005 from $290.8 million in 2004. Selling, general and administrative expense as a percentage of sales increased to 31.4% from 30.2%. This increase reflected expanded promotion and marketing expenses, including prelaunch expenses for products in development and earlier timing for Patanol® advertising. The increase also included higher legal expenses.

Research and development expenses increased 8.4% to $98.5 million (or 9.2% of sales) in the three months ended March 31, 2005 from $90.9 million (or 9.4% of sales) in 2004. This increase in research and development expenses represents a continued investment across pharmaceutical and surgical products and payments associated with outside collaboration agreements.

Amortization of intangibles increased to $20.1 million in the three months ended March 31, 2005, from $15.5 million in 2004. In June 2004, we bought out the remaining payment obligations under a license agreement that provided for future royalties, converting it into a fully paid-up license. The amortization of the cost of this license added $4.8 million to amortization of intangibles for the most recent period.

Operating Income

Operating income increased 18.1% to $326.8 million in the three months ended March 31, 2005 from $276.6 million in 2004. This increase in 2005 reflects the increase in sales that significantly exceeded increases in cost of sales and operating expenses.

Alcon United States business segment operating income increased 7.1% to $246.6 million, or 47.3% of sales, in the three months ended March 31, 2005 from $230.3 million, or 47.5% of sales, in 2004. Operating income in 2005 improved as a result of sales volume gains, product mix and lower royalties. Expanded marketing and promotion expenses offset a portion of these gains.

Alcon International business segment operating income increased 26.5% to $211.7 million, or 38.5% of sales, in the three months ended March 31, 2005 from $167.4 million, or 35.0% of sales in 2004. In 2005, operating income improved as a percent of sales from volume growth in higher margin products, lower manufactured cost of goods, and from favorable foreign currency impact, particularly in Europe.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses.

Interest and Other Expenses

Interest income increased 42.1% to $8.1 million in the three months ended March 31, 2005 from $5.7 million in 2004, primarily as a result of higher investment balances and higher short term investment rates in 2005. Interest expense increased 24.3% to $8.7 million in the three months ended March 31, 2005 from $7.0 million in 2004 resulting from higher short term interest rates.

Income Tax Expense

Income tax expense decreased 8.3% to $78.8 million in the three months ended March 31, 2005 from $85.9 million in 2004, mainly due to a lower effective tax rate offset in part by higher pretax earnings. The effective tax rate was 24.0% in the first three months of 2005, compared to 31.0% in the first three months of 2004.

Our effective tax rate was 22.6% in the year ended December 31, 2004. This rate included a current tax benefit of $57.6 million in the aggregate recorded in the second quarter of 2004. This benefit was mainly due to the filing of amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several significant tax audit issues relating to prior years. Excluding the impact of the filing of amended tax returns for prior years and the resolution of tax audit issues, the effective tax rate would have been 27.7% for the year ended December 31, 2004.

We plan to fund more of our research and development in the U.S. rather than elsewhere in 2005 and the following years. This results from the evolving nature of our research and development focus to more retinal and glaucoma pharmaceutical products and from new and expected U.S. tax regulations which reduce the benefit of owning intellectual property outside the U.S. We expect this to decrease our effective tax rate by about 3% to 4% in 2005 primarily by increasing our U.S. tax deduction for research and development. We expect further declines in our effective tax rate in 2006 and 2007 of about 2% to 3% each year, at which point it should remain relatively stable for the remainder of the decade (excluding any extraordinary events).

Net Earnings

Net earnings increased 30.6% to $249.5 million in the three months ended March 31, 2005 from $191.0 million in 2004. This increase results from an increase in gross profit that exceeded increases in operating expenses and from lower income taxes.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At March 31, 2005, the Company reported cash and cash equivalents of $1,312.0 million, total debt of $1,067.4 million and consolidated shareholders’ equity of $2,374.5 million. The net cash balance (cash and cash equivalents minus total debt) improved $139.2 million during the three-month period to $244.6 million. The Company continued to generate significant cash flow from operations, but used $87.6 million to purchase treasury shares as discussed below.

Although net cash and the change in net cash are not U.S. GAAP defined measures, management believes that the evolution of net cash is important to understanding the Company’s cash flow generation and overall financial health. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland, while the Company’s debt is located in subsidiary operating companies elsewhere. Net cash is calculated as follows:

	March 31,	December 31,
	2005	2004
	(in millions)
NET CASH

Cash and cash equivalents	$1,312.0	$1,093.4

Short term borrowings	989.3	911.6
Current maturities of long term debt	5.6	4.5
Long term debt	72.5	71.9

Total debt	1,067.4	988.0

Net cash	$244.6	$105.4

In February 2005, the Company transferred $200 million to an irrevocable rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At March 31, 2005, assets of the trust (cash and cash equivalents of $200.2 million and investments of $0.4 million) were included in the accompanying balance sheet but were restricted to the payment of pension benefits except under certain conditions, such as termination of the trust.

Cash Flows

During the three months ended March 31, 2005, the Company generated operating cash flow of $266.4 million. A portion of the operating cash flow was used for the purchase of Alcon common shares, as discussed under “Financing Activities,” and for capital expenditures, including improvements in our manufacturing facilities and certain new construction.

Financing Activities

During the three months ended March 31, 2005, we increased our short term borrowings by $84.4 million. Our short term borrowings are discussed more fully under “Credit and Commercial Paper Facilities” below. We also received $48.5 million from the sale of new shares to employees upon their exercise of employee stock options.

Since 2002, the board of directors has approved the purchase of up to 10,000,000 Alcon common shares, including 8,000,000 approved in 2004, to satisfy the exercise of share options granted to employees in 2004 and 2005. Since 2002, we have purchased 5.5 million treasury shares (including 1.1 million treasury shares in 2005) for $365.9 million (including $87.6 million in 2005). We expect to issue new common shares from conditional capital for the exercise of options held by employees that are scheduled to become exercisable in 2005 and 2006.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend based on 2004 operations of CHF 1.18 per common share, or approximately $1.00 per common share, totaling an estimated $305 million depending on exchange rates. We anticipate that the dividend, if it is approved by the shareholders on May 3, 2005, will be paid on or about May 20, 2005.

Capital Resources

We expect to meet our current liquidity needs, including the approximately $305 million anticipated dividend payment subject to shareholder approval, primarily through cash and cash equivalents, liquidation of short term investments, and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through operating cash flows and through utilization of existing credit facilities, the combination of which would be sufficient, even if our sales were adversely affected as compared to expectations.

Credit and Commercial Paper Facilities

As of March 31, 2005, the Company had credit and commercial paper facilities of approximately $3.0 billion available worldwide, including a $2.0 billion commercial paper facility. As of March 31, 2005, $713.6 million of the commercial paper was outstanding at an average interest rate of 2.6% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($46.7 million) maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé’s guarantees permit Alcon to obtain more favorable interest rates, based upon Nestlé’s credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. The loan contains a provision that may terminate and accelerate the obligations in the event that Nestlé’s ownership of Alcon falls below 51%.

The Company also had available commitments of $349.7 million under unsecured revolving credit facilities with Nestlé and its affiliates; at March 31, 2005, $97.1 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $640.9 million under which there was an aggregate outstanding balance of $178.6 million at March 31, 2005. The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 3.5% at March 31, 2005.

Market Risks

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At March 31, 2005, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents, and short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our six largest customers in the United States to represent in the aggregate approximately 17% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, transactions range in duration from one to five years and in principal amount from $50,000 to $350,000. We conduct credit analysis on the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 18 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We primarily use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. A number of these contracts are executed through Nestlé to take advantage of their expertise and economies of scale.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

Legal Proceedings

On December 3, 2003, Advanced Medical Optics, Inc. filed a complaint against Alcon Laboratories, Inc. in the U.S. District Court for the District of Delaware, which alleges patent infringement associated with aspects of Alcon’s market leading phacoemulsification surgical products: the Infiniti® Vision System and the AdvanTec® Legacy® System.

After thorough investigation of the matter, the Company continues to believe that the asserted claims are without merit. The Company intends to vigorously defend its position relative to these claims. This case is scheduled to begin trial on April 25, 2005.

New Accounting Standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs”. This statement amends the guidance in Accounting Research Bulletin No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that abnormal amounts of those items be recognized as current-period charges regardless of whether they meet the criteria set forth in the earlier accounting guidance. The statement is effective for fiscal years beginning after June 15, 2005 but early adoption is permitted. The adoption of SFAS No. 151 is not expected to have a significant impact on our results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”. This statement amends the guidance in Accounting Principles Board Opinion No. 29 to require that all exchanges of nonmonetary assets be recorded at the fair value of the assets exchanged except where a nonmonetary exchange has no commercial substance. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a significant impact on our results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This statement revised SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” This revision requires that the Company recognize in the statement of earnings the grant-date “fair value” of stock options and other equity-based compensation issued to employees. The revised statement generally requires the “fair value” method for these transactions and eliminates the intrinsic value method permitted under Opinion No. 25. The statement is effective for fiscal periods beginning after June 15, 2005.

On April 14, 2005, the U.S. Securities and Exchange Commission (“SEC”) announced the adoption of a new rule that amends the effective date for revised SFAS No. 123. The new rule allows companies to delay adoption of revised SFAS No. 123 until the beginning of the next fiscal year that begins after June 15, 2005. Under the new rule, the Company plans to comply with the revised SFAS No. 123 beginning January 1, 2006. The Company plans to adopt the provisions of this statement using the modified prospective application method. See note 8 of the Notes to Condensed Consolidated Financial Statements for disclosure of the estimated impact on net earnings and earnings per share had the Company applied the “fair value” method in the three-month periods ended March 31, 2005 and 2004.

In March 2005, the SEC published Staff Accounting Bulletin (“SAB”) No. 107 adding Topic 14: Share-Based Payment to the staff accounting bulletin series. This SAB provides guidance related to the interaction of the revised SFAS No. 123 and certain SEC rules and regulations, as well as to the valuation of share-based payment arrangements for public companies. We will consider this guidance in the adoption of revised SFAS No. 123 and presently do not expect that this SAB will significantly change the estimated effects on pretax earnings discussed in the preceding paragraph.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange contracts are used primarily to hedge inter-company receivables and payables. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets and liabilities being hedged.

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates. Because these contracts are entered into for hedging purposes, we believe that any gains or losses resulting from exchange rate fluctuations would be largely offset by a gain or loss on the underlying foreign currency asset or liability that is being hedged. Regarding foreign currency forward contracts and the underlying assets and liabilities, an instantaneous ten percent decline in foreign exchange rates at March 31, 2005 would have decreased our earnings before income taxes by approximately $6.7 million.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies. At March 31, 2005, the financial instruments are as follows:

$10.5 million notional amount of foreign currency swaps designated as fair value hedges in Brazil where we borrow U.S. dollars and swap into Brazilian reis. The fair value of the foreign currency swap at March 31, 2005 was a liability of $0.3 million.

$67.6 million equivalent notional amount of foreign currency forward and option contracts designated as fair value hedges to offset the potential earning effects from intercompany receivables (denominated in various currencies).

$104.5 million equivalent notional amount of forward currency swap agreements designated as fair value hedges to offset the exposure resulting from intergroup loans denominated in yen in our Belgium and Italy subsidiaries.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. As of March 31, 2005, approximately 2.2% of our debt was long term fixed rate loans, including the impact of interest rate swaps. We also had short term floating rate investments and deposits equal to approximately 148% of our short term floating rate debt at March 31, 2005. A one percentage point increase in short term interest rates would have increased our pretax earnings by $4.3 million and a one percentage point decrease in short term interest rates would have decreased our pretax earnings by $4.3 million. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest risk on selected debt instruments.

In January 2001, we entered into a 10-year pay floating, receive fixed interest rate swap on a notional amount of Japanese yen 5 billion. This swap effectively converted our Japanese yen 5 billion fixed interest rate obligation to a floating rate instrument.

At March 31, 2005, the fair value of the interest rate swaps was $2.4 million. The fair values of the interest rate swaps are based on market data including the relevant interest rates at March 31, 2005. The equivalent notional amount at March 31, 2005 was $46.7 million.

ITEM 4.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases during the three-month period ended March 31, 2005 made by or on behalf of Alcon or any “affiliated purchaser” of Alcon common shares that are registered pursuant to section 12 of the Exchange Act.

ISSUER PURCHASES OF EQUITY SECURITIES

			Total Number
			of Shares Purchased	Maximum Number of
	Total Number		as Part of Publicly	Shares that May Yet Be
	of Shares Purchased	Average Price Paid per Share	Announced Plans or	Purchased under the
Period	(a)(b)(c)		Programs (c)	Plans or Programs (e)

January 1 to 31, 2005	455,039	$79.08	318,700	5,280,300
February 1 to 28, 2005	285,624	82.73	285,000	4,995,300
March 1 to 31, 2005	315,000	88.82	315,000	4,680,300
Total	1,055,663	82.98	918,700	N/A

(a)	Based on settlements occurring within the month.
(b)

During the three months ended March 31, 2005, the Company acquired 136,963 treasury shares from withholding, upon their vesting, restricted shares designated by certain employees for payment of their applicable payroll taxes

(c)

In addition to the purchases disclosed in this table, during 2005 the Company also acquired 1,168 treasury shares from forfeitures of restricted shares by employees who terminated employment with Alcon before vesting in such shares.

(d)

At March 31, 2005, the Company had committed in the open market to purchase 45,000 Alcon common shares at an average price per share of $88.55 that did not settle until April 2005. These transactions were not included in any of the purchases shown in the table above.

(e)

On February 11, 2004, Alcon’s board of directors authorized the purchase of up to 4,000,000 Alcon common shares. On December 10, 2004, Alcon’s board of directors authorized the purchase of up to an additional 4,000,000 Alcon common shares. The purpose of the authorizations is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. From time to time, the Company will purchase shares in the open market.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements. Words such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “project,” “predict,” “potential” and similar expressions are intended to identify forward looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon’s subsidiaries. Cipro® and Ciprodex® are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG. Vigamox® is licensed to Alcon by Bayer AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	April 22, 2005	By	/s/ Guido Koller
Name: Guido Koller
Title: Senior Vice President

Date	April 22, 2005	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact